                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                            ESENJAY EXPLORATION, INC.
                       (Name of Subject Company (issuer))

                             ECM ACQUISITION COMPANY
                     SANTOS AMERICAS AND EUROPE CORPORATION
                      (Names of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    29642610
                      (CUSIP Number of Class of Securities)

                              Kathleen A. Hogenson
                     Santos Americas and Europe Corporation
                         10111 Richmond Ave., Suite 500
                              Houston, Texas 77042
                                 (713) 986-1700
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                                 James L. Leader
                               Baker Botts L.L.P.
                                 One Shell Plaza
                                  910 Louisiana
                            Houston, Texas 77002-4995
                                 (713) 229-1234

                            CALCULATION OF FILING FEE


             TRANSACTION VALUATION*      AMOUNT OF FILING FEE**
             ----------------------      ----------------------
                  $55,783,838                    $5,133

----------

*   For purposes of calculating amount of filing fee only. This amount assumes
    (i) the purchase of all outstanding shares of common stock, par value $.01 per share, of Esenjay Exploration, Inc. (19,121,568 shares as of March 1, 2002) at a purchase price of $2.84 per share, (ii) the payment of cash in respect of outstanding in-the-money options to purchase shares (2,287,169 shares as of March 1, 2002) at a purchase price of $2.84 per share less the weighted average exercise price of such options of $2.34 per share, and
    (iii) the payment of cash in respect of outstanding in-the-money warrants to purchase shares (250,000 shares as of March 1, 2002) at a purchase price of $2.84 per share less the weighted average exercise price of such warrants of $1.50 per share.

** The amount of the filing fee equals $92 per $1 million of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

          ----------------------------------------------------------------------

          ----------------------------------------------------------------------


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
    This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by ECM Acquisition Company (the "Purchaser," "we" or "us"), a Delaware corporation and a direct wholly owned subsidiary of Santos Americas and Europe Corporation, a Delaware corporation ("Santos"), to purchase all outstanding shares of common stock, par value $.01 per share, of Esenjay Exploration, Inc. ("Esenjay") at a purchase price of $2.84 per share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2002 and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "offer") that are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Santos.

    Santos has entered into a Stockholders Agreement, dated as of March 17, 2002 (the "Stockholders Agreement") with certain stockholders of Esenjay (the "Tendering Stockholders") in which the Tendering Stockholders have agreed to tender an aggregate of 10,035,392 shares of common stock that they own (the "committed shares") under the offer. In addition, the Tendering Stockholders have agreed to vote the committed shares in favor of consummation of the offer and the follow-on merger should any vote of stockholders be taken in connection therewith. Additional information about the Stockholders Agreement is contained in section 12 ("Purpose of the Offer; The Transaction Agreements; Plans for Esenjay") of the Offer to Purchase.

    All information set forth in the Offer to Purchase, including all schedules and annexes thereto, filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in response to all Items of this Schedule TO and is supplemented by the information specifically provided herein.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

Not applicable.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

              (a)(1)(A)     Offer to Purchase, dated March 26, 2002
              (a)(1)(B)     Letter of Transmittal
              (a)(1)(C)     Notice of Guaranteed Delivery
              (a)(1)(D)     Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees
              (a)(1)(E)     Letter to Clients for Use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other
                            Nominees
              (a)(1)(F)     Guidelines for Certification of Taxpayer
                            Identification Number of Substitute Form W-9
              (a)(1)(G)     Press release issued by Santos Ltd on March 18,
                            2002 (incorporated herein by reference to the Schedule TO filed March 19, 2002)
              (a)(1)(H)     Summary Advertisement, published March 26, 2002
              (b)           None
              (d)(1)        Agreement dated March 17, 2002 by and among
                            Santos Americas and Europe Corporation, ECM
                            Acquisition Company and Esenjay Exploration, Inc.
              (d)(2) Stockholders Agreement dated March 17, 2002 by and between the Tendering Stockholders and Santos
                            Americas and Europe Corporation
              (d)(3) Option Agreement dated March 17, 2002 by and between the stockholders signatory thereto and Santos Americas and Europe Corporation
               (g)          None
               (h)          None


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.


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
                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2002


ECM ACQUISITION COMPANY


By: /s/ KATHLEEN A. HOGENSON
    ------------------------
        Kathleen A. Hogenson
        President


SANTOS AMERICAS AND EUROPE CORPORATION


By: /s/ KATHLEEN A. HOGENSON
    ------------------------
        Kathleen A. Hogenson
        President

                                INDEX OF EXHIBITS

              (a)(1)(A)     Offer to Purchase, dated March 26, 2002
              (a)(1)(B)     Letter of Transmittal
              (a)(1)(C)     Notice of Guaranteed Delivery
              (a)(1)(D)     Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees
              (a)(1)(E)     Letter to Clients for Use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other
                            Nominees
              (a)(1)(F)     Guidelines for Certification of Taxpayer
                            Identification Number of Substitute Form W-9
              (a)(1)(G)     Press release issued by Santos Ltd on March 18,
                            2002 (incorporated herein by reference to the Schedule TO filed March 19, 2002)
              (a)(1)(H)     Summary Advertisement, published March 26, 2002
              (b)           None
              (d)(1)        Agreement dated March 17, 2002 by and among
                            Santos Americas and Europe Corporation, ECM
                            Acquisition Company and Esenjay Exploration,
                            Inc.
              (d)(2) Stockholders Agreement dated March 17, 2002 by and between the Tendering Stockholders and Santos
                            Americas and Europe Corporation
              (d)(3) Option Agreement dated March 17, 2002 by and between the stockholders signatory thereto and Santos Americas and Europe Corporation
               (g)          None
               (h)          None



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